SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 6

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DAVITA INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

23918K_10_8
(CUSIP Number of Class of Securities)

STEVEN J. UDICIOUS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
DAVITA INC.
21250 HAWTHORNE BLVD., SUITE 800
TORRANCE, CALIFORNIA 90503-5517
(310) 792-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

May 3, 2002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$546,000,000	$109,200

*
For purposes of calculating the amount of filing fee only, this amount is based on the purchase of 20,000,000 common shares at the maximum tender offer price of $26.00 per share. A filing fee in the amount of $120,000 was previously paid with Amendment No. 1 to Tender Offer Statement on Schedule TO on March 21, 2002.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $120,000	Filing Party: DaVita Inc.
Form or Registration No.: SC TO-I/A	Date Filed: March 21, 2002

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.	☐ amendment to Schedule 13D under Rule 13d-2d

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 15, 2002, as amended on March 21, 2002, April 2, 2002, April 8, 2002, April 19, 2002 and April 22, 2002 by DaVita Inc., a Delaware corporation, in connection with its offer to purchase up to 20,000,000 shares of its common stock, par value $0.001 per share, at a price not in excess of $26.00 nor less than $22.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. DaVita’s offer is being made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated April 22, 2002 and in the related Amended Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1.    SUMMARY TERM SHEET

The Summary Term Sheet is hereby amended to provide that the offer will expire on Friday, May 17, 2002, at 9:00 a.m., New York City time, unless it is extended by DaVita.

ITEM 4.    TERMS OF THE TRANSACTION

The expiration date and time of the offer is hereby amended to be Friday, May 17, 2002, at 9:00 a.m., New York City time, unless it is extended by DaVita.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Credit facility

To provide the financing necessary for the offer, we have entered into a new senior credit facility provided by a syndicate of lenders with Credit Suisse First Boston as administrative agent and Bank of America, N.A. as syndication agent.

Structure

Our new senior credit facility consists of two term loans and a revolving facility. Original principal amounts of the Tranche A loan and Tranche B loan are up to $150 million and $850 million, respectively. The revolving facility provides for revolving credit commitments of $150 million with a sublimit for letters of credit.

Security; Guarantees

Each of our existing direct and indirect wholly owned domestic subsidiaries and future direct and indirect wholly owned domestic subsidiaries have guaranteed the obligations under our credit facility. Our credit facility and the guarantees are secured by substantially all of our personal property and owned real property assets, including those of our guarantor subsidiaries. In addition, subject to a few exceptions, our credit facility is secured by a pledge of our equity ownership interest in our subsidiaries.

Interest rate

In general, borrowings under our new senior credit facility will bear interest at one of two floating rates selected by us:

•
A base rate, equal to the higher of a reference prime rate or federal funds rate plus 0.50%, plus a margin ranging from .50% to 1.75% for borrowings under the revolving credit facility and the Tranche A facility and a margin of 2.0% for borrowings under the Tranche B facility.

•
A reference eurodollar rate, adjusted for statutory reserves, plus a margin ranging from 1.50% to 2.75% for borrowings under the revolving credit facility and the Tranche A loan and a margin of 3.0% for borrowings under the Tranche B loan.

The applicable margin used in determining the interest rate for borrowings under the revolving facility and the Tranche A loan will be based on our leverage ratio. The applicable margin used in determining the interest rate for borrowings under the Tranche B loan will be fixed for the term of the loan.

Maturity

The Tranche A loans will mature five years from closing date with principal paid quarterly pursuant to annual amortization percentages for years 1 through 5 of 15%, 20%, 20%, 20% and 25%, respectively. The Tranche B loans will mature seven years from closing with principal paid quarterly pursuant to annual amortization of 1% each year for years 1 through 5 and 47.5% for each of years 6 and 7.

Prepayments

The term loans may be fully or partially prepaid at any time without premium or penalty (except eurodollar breakage fees, if any) upon proper notice. Based upon formulas stated in the new credit agreement, all or a portion of the proceeds from our issuance of public debt, subordinated debt or preferred or common stock, or asset sales (that are not reinvested in our business), must be used to pay down the outstanding balances under our credit facility.

Fees

We are required to pay the lenders under our revolving facility a commitment fee based on the daily average unused portion of the revolving credit commitments. We are also obligated to pay letter of credit fees on the aggregate stated amount of outstanding letters of credit.

Covenants

Our new senior credit facility contains restrictive and financial covenants substantially similar to those contained in our existing credit facility. Among other things, these covenants restrict our ability and that of our subsidiaries to:

•	Dispose of assets;

•	Incur additional debt;

•	Prepay other debt, subject to specified exceptions, or amend specified debt instruments;

•	Pay dividends;

•	Create liens on assets;

•	Issue additional equity interests of subsidiaries;

•	Make investments, loans or advances;

•	Make acquisitions or engage in mergers or consolidations;

•	Engage in transactions with affiliates;

•	Change the business conducted by us or our subsidiaries; and

•	Purchase shares of our outstanding common stock or equity interests of our subsidiaries.

In addition, our new senior credit facility contains financial covenants that require us to satisfy, on a consolidated basis, specified financial tests including a minimum fixed charge coverage ratio, a consolidated EBITDA ratio, a minimum net worth test, a maximum senior leverage ratio and a maximum total leverage ratio.

Events of default

Our new senior credit facility contains customary events of default that are substantially similar to our existing credit facility, including:

•	Nonpayment of principal, interest or fees;

•	Material inaccuracy of representations and warranties;

•	Violation of covenants;

•	Cross-defaults to other debt;

•	Events of bankruptcy and insolvency;

•	Employee Retirement Income Security Act of 1974 matters;

•	Material judgments; and

•	Invalidity of any guarantee or security interest.

In addition, if we or any of our subsidiaries become ineligible for participation in, or are suspended from receiving reimbursement under, Medicare or Medicaid programs resulting in a material adverse effect on our business or a decrease of more than 5% in our consolidated net operating revenues, we will be in default under our new senior credit facility.

No plans or arrangements have been made regarding the repayment of amounts to be borrowed under this facility.

The significant definitive agreements setting forth in detail the terms of our new senior credit facility are attached as Exhibits (b)(i) through (b)(iii) of this Tender Offer Statement on Schedule TO.

Item 12.    EXHIBITS.

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002.*

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002.*

(a)(1)(vii)	Amended Offer to Purchase.*

(a)(1)(viii)	Amended Letter of Transmittal.*

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.*

(a)(1)(x)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated April 22, 2002.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)	Press Release dated March 15, 2002.*

(a)(5)(v)	Summary Advertisement dated March 21, 2002.*

(a)(5)(vi)	Press Release dated March 21, 2002.*

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the Securities and Exchange Commisssion (“SEC”) on March 1, 2002).**

(a)(5)(viii)	Press Release, dated April 2, 2002.*

(a)(5)(ix)	Press Release, dated April 19, 2002.*

(a)(5)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(xi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(xii)	Press Release dated May 3, 2002.

(b)(i)
Credit Agreement, dated as of April 26, 2002, by and among DaVita Inc., the lenders party thereto, Credit Suisse First Boston Corporation as Administrative Agent and Joint Book Manager, Banc of America Securities LLC as Joint Book Manager and Bank of America, N.A., as Syndication Agent (the “Credit Agreement”).

(b)(ii)
Security Agreement, dated as of April 26, 2002, made by DaVita Inc. and the subsidiaries of DaVita Inc. named therein to Credit Suisse First Boston, Cayman Islands Branch, as the Collateral Agent for the lenders party to the Credit Agreement.

(b)(iii)	Subsidiary Guarantee, dated as of April 26, 2002, made by the subsidiaries of DaVita Inc. named therein in favor of the lenders party to the Credit Agreement.

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVITA INC.

By:	/s/ STEVEN J. UDICIOUS
Steven J. Udicious Vice President, Secretary and General Counsel

Dated: May 3, 2002

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.*

(a)(1)(v)	Supplement No. 1 to Offer to Purchase, dated April 8, 2002.*

(a)(1)(vi)	Supplement No. 1 to Letter of Transmittal, dated April 8, 2002.*

(a)(1)(vii)	Amended Offer to Purchase.*

(a)(1)(viii)	Amended Letter of Transmittal.*

(a)(1)(ix)	Amended Notice of Guaranteed Delivery.*

(a)(1)(x)	Amended Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated April 22, 2002.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iv)	Press Release dated March 15, 2002.*

(a)(5)(v)	Summary Advertisement dated March 21, 2002.*

(a)(5)(vi)	Press Release dated March 21, 2002.*

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the Securities and Exchange Commisssion (“SEC”) on March 1, 2002).**

(a)(5)(viii)	Press Release, dated April 2, 2002.*

(a)(5)(ix)	Press Release, dated April 19, 2002.*

(a)(5)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(xi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(xii)	Press Release dated May 3, 2002.

(b)(i)
Credit Agreement, dated as of April 26, 2002, by and among DaVita Inc., the lenders party thereto, Credit Suisse First Boston Corporation as Administrative Agent and Joint Book Manager, Banc of America Securities LLC as Joint Book Manager and Bank of America, N.A., as Syndication Agent (the “Credit Agreement”).

(b)(ii)
Security Agreement, dated as of April 26, 2002, made by DaVita Inc. and the subsidiaries of DaVita Inc. named therein to Credit Suisse First Boston, Cayman Islands Branch, as the Collateral Agent for the lenders party to the Credit Agreement.

(b)(iii)	Subsidiary Guarantee, dated as of April 26, 2002, made by the subsidiaries of DaVita Inc. named therein in favor of the lenders party to the Credit Agreement.

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.